Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

July 28, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Sustainable Opportunities Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed July 14, 2021 File No. 333-255118

Dear Sir or Madam:

This letter sets forth responses of Sustainable Opportunities Acquisition Corp. (“SOAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 26, 2021, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-255118) (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth SOAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, SOAC has revised the Registration Statement in response to the Staff’s comments and SOAC is concurrently filing Amendment No. 4 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of SOAC’s responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Amendment No. 3 to Registration Statement on Form S-4 filed July 14, 2021

Risk Factors

Risks related to Laws, Rules, Regulations and Policies

There is some uncertainty regarding the impact of polymetallic nodule collection on biodiversity..., page 50

1.	Staff’s Comment:

We note your disclosure that you cannot predict whether the environment and biodiversity is impacted by your activities, and if so, how long the environment and biodiversity will take to recover. In this regard, please also disclose here and related disclosure under “Environmental Market Opportunity” beginning on page 124 information about your impact on disturbed seabed that you have discussed in other publications. For example, available information on your website notes that restoring disturbed seabed to its pre-collection state on human timescales presents substantial scientific and logistical challenges and that in terms of the extent to which residual nodule cover (expected at 15% of nodule mass) will aid recruitment and recovery of these species in impacted areas, the process will likely take a very long time and is dependent on habitat connectivity, still under study.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 50 and 126 of the Amended Registration Statement.

Environmental Market Opportunity, page 124

2.	Staff’s Comment:

We note the disclosure that DeepGreen commissioned several lifecycle assessments (LCAs) looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and manganese products for “1 billion EVs by 2050” scenario to understand comparative ESG footprints of metal production from nodules as compared to conventional land ores. You have attributed certain findings from such third-party studies in your registration statement. Please file the consents of these third-parties as exhibits to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act. Additionally, revise the heading “Impact Facts” for the graphical presentation on page 126 to clarify that the results presented are from a commissioned assessment.

Response:

SOAC acknowledges the Staff’s comment regarding obtaining and filing of the consents of the authors of the third party studies referenced in the LCA white paper published on DeepGreen’s website (the “LCA white paper”) and climate change impact paper published in the Elsevier Journal of Cleaner Production(the “climate change impact paper”) pursuant to Rule 436 of the Securities Act and respectfully submits that such third parties are not “experts” under Rule 436, but rather authors of papers that analyzed and summarized the potential ESG impacts with respect to metal production from nodules as compared to conventional land ores. Given that DeepGreen does not believe that such providers qualify as experts under Rule 436, we have clarified the language by deleting the word “experts” on page 126 of the Amended Registration Statement and replacing it with “subject matter specialists”. Accordingly, given that DeepGreen no longer identifies such third parties as experts and as explained in the analysis set forth below, SOAC does not believe that consents of such third parties are required to be filed as exhibits to the Registration Statement.

Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” SOAC respectfully submits that the authors of the third party studies included in the papers are not among the classes of persons intended to be subject to Section 7 and Rule 436 as “experts” and DeepGreen no longer expressly identifies such providers as experts in the Amended Registration Statement. Further, the references to the studies and analyses presented in the papers, which were co-authored by individuals that include certain executive officers of DeepGreen and university professors, were not intended to infer that such information was “expertized,” but rather was intended to convey information that DeepGreen relied upon in assessing the LCA impacts of metal production from nodules as compared to conventional land mining. SOAC further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The LCA white paper was originally commissioned by DeepGreen in January 2018 (before SOAC even completed its initial public offering) and the climate change impact paper was constructed as a carveout derived from the original LCA white paper and commissioned in early 2020, both of which were well before DeepGreen discussed any potential business combination transaction with SOAC or any other SPAC and neither of such papers were specifically commissioned for use in connection with the Registration Statement. As a result of the foregoing, SOAC does not believe that consents from such third parties are required to be filed under Rule 436.

Additionally, in response to the Staff’s comment, we have deleted the heading "Impact Facts" for the graphical presentation on page 126 of the Amended Registration Statement to clarify that the results presented are from lifecycle ESG impacts from studies commissioned by DeepGreen.

U.S. Federal Income Tax Considerations

Tax Consequences of the Continuance to U.S. Holders, page 251

3.	Staff’s Comment:

In response to comment 1, you disclose that the Continuance “generally should” qualify as a tax-deferred reorganization and that a U.S. Holder that exchanges its SOAC securities in the Continuance for TMC securities should not recognize any gain or loss on such exchange. You further state that due to the absence of direct guidance on the statutory conversion of a corporation holding only investment-type assets such as SOAC, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. Please provide disclosure setting forth the risks of the uncertain tax treatment. For example, if the Continuance is treated as a taxable event, please explain how holders would be taxed in such circumstance. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 251 of the Amended Registration Statement.

2

General

4.	Staff’s Comment:

We note your response to comment 2. Please revise page 120 and related disclosures elsewhere in your filing to include more balanced disclosure regarding the advantages of seafloor mining compared to land sources. Disclosures elsewhere note the unknown potential environmental and social impact of seafloor mining and that no seafloor polymetallic nodule deposit has been harvested on a commercial scale to date. We further note that you have not obtained any final regulatory approval or licenses for collecting and processing polymetallic nodules under the various jurisdictions and that there is no definitive timeframe to obtain such approval yet.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 120, 125, 126 and 127 of the Amended Registration Statement.

Exhibits

5.	Staff’s Comment:

We note disclosure in various places throughout your prospectus, such as under “The NORI Sponsorship Agreement” on page 137, that NORI is sponsored by Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011, and also that throughout the period of the NORI Exploration Contract with the ISA, NORI must be sponsored by a State that is party to UNCLOS. Accordingly, please file as an exhibit the certificate of sponsorship signed by the Government of Nauru on April 11, 2011. See Item 601(b)(10) of Regulation S-K.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has filed as Exhibit 10.24 the certificate of sponsorship signed by the Government of Nauru on April 11, 2011.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian Seiguer at (713) 836-3334 of Kirkland& Ellis LLP.

Sincerely

By:	/s/ Scott Leonard
Name:	Scott Leonard
Title:	Chief Executive Officer

Via E-mail:

cc:	Julian Seiguer
Kirkland & Ellis LLP

3